Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Quarter ending November 30, 2014

The following management discussion and analysis has been prepared as of January 29, 2015.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the first quarter ended November 30, 2014 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ended November 30, 2014 no significant field work was conducted on the Company’s properties. Presentations about the Company’s properties as well as field tours and discussions about possible options and/or partnerships were conducted.

Cost cutting measures continued company-wide due to market conditions.  The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions.

Other Properties

During the quarter ended November 30, 2014, Golden Goliath personnel conducted site visits by other parties on several of the Company’s properties in the Uruachic district.  No significant new work was conducted on the Company’s other properties.

Results of Operation

For the quarter ended November 30, 2014, the Company incurred a comprehensive loss $165,109 compared to $189,641 in the prior year and a comprehensive loss of $3,028,817 in the fourth quarter of the last fiscal year.  The significant differences between these periods include:

•

The most significant amounts in the periods under review are the write down of mineral property exploration costs of $2,883,086 in the fourth quarter last year and nil in the first quarter of this year. It should be noted that Company continues to hold all the properties despite the fact some were written down.  Management believes these properties still hold good exploration potential.

•

Consulting fees the past quarter were $33,000 in the past quarter compared to $6,750 in the prior year as director fees were accrued for the quarter.  The Board believed director fees were appropriate due to their efforts and increased work load.

•

In 2013 there was an unrealized loss on marketable securities of $31,875 compared to $4,250 in the past quarter from shares received as consideration for a property option agreement.

•

Wages and benefits increased $17,591 for 2014 compared to the prior year due to several paid to the remaining workers in Mexico.

As of November 30, 2014, deferred mineral property exploration costs totalled $3,318,951 compared to $3,318,611 at August 31, 2014.  During the quarter, the Company incurred a total of $340 in exploration expenditures.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS.

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share

November 30, 2014	Nil	165,109	0.00
August 31, 2014	4,982	3,028,817	0.03
May 31, 2014	1,996	152,431	0.00
February 28, 2014	2,367	213,754	0.00
November 30, 2013	7,552	189,641	0.00
August 31, 2013	3,289	2,372,282	0.02
May 31, 2013	3,276	172,806	0.00
February 28, 2013	1,202	261,189	0.01

NOTE:  The revenue relates to interest earned or option payments received consisting of cash and shares. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.  The large increase in comprehensive losses in the fourth quarters ended August 31, 2013 and 2014 were a result of property write downs during those quarters of $2,178,691 and $2,883,086, respectively.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital (deficit) of ($67,065) at August 31, 2014 compared to of $161,225 at August 31, 2014.  The Company’s cash and short-term investment position at November 30, 2014 was $16,074.

In the third quarter of 2013, the Company closed a private placement for $1,300,000.  The financing consisted of 14,444,444 units being issued at a price of $0.09 per unit.  Each unit consisted of one share and three-quarters of one share purchase warrant.  Each whole warrant is exercisable at $0.12 for a period of three years.  In addition, the Company issued 1,155,555 finder’s warrants exercisable at $0.09 for three years.

Capital Resources

Other than property taxes which are approximately $240,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Key Management Compensation

	THREE MONTHS ENDED
	NOVEMBER 30,
	2014	2013

Golden Goliath Resources Ltd.
Management fees	$30,000	$30,000
Consulting fees	30,000	15,000
Minera Delta S.A. de C.V.
Wages and benefits	2,574	10,050

Total	$62,574	$55,050

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $39,531 (August 31, 2014 - $35,091) due from companies controlled by common directors.

b)

Due to related parties consists of $65,500 (August 31, 2014 - $Nil) due to directors and companies controlled by common directors.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of November 30, 2014 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has 10,833,333 share purchase warrants exercisable at $0.12 and 1,155,555 finder’s warrants exercisable at $0.09 outstanding as of November 30, 2014 and the date hereof.

As of November 30, 2014, the Company had 6,750,000 incentive stock options outstanding with a weighted average remaining contractual life of 1.73 years at a weighted average exercise price of $0.24.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.